Exhibit 99.1

NeuroDerm Announces Third Quarter 2014 Financial Results and Provides a Corporate Update

REHOVOT, Israel. – December 18, 2014 – NeuroDerm Ltd. (NASDAQ: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today announced financial results for the third quarter ended September 30, 2014 and provided a corporate update.

Recent Highlights

•	On October 29, 2014, NeuroDerm announced results of a randomized, placebo-controlled, double-blind Phase II clinical study in moderate to severe Parkinson’s disease patients. The results showed that patients who received ND0612L, the Company’s low-dose product candidate, a continuous, subcutaneously administered liquid levodopa/carbidopa (LD/CD) formulation, exhibited a clinically-significant reduction in fluctuations of plasma levodopa concentrations compared to patients receiving placebo. Compared to subjects in the placebo arm, patients receiving ND0612L also experienced a corresponding in-clinic two-hour reduction in “off” time, improved sleep, better quality of life and global clinical improvement without an increase in troublesome dyskinesia.

•	On November 13, 2014, NeuroDerm announced the pricing of its initial public offering (IPO) of 4,500,000 ordinary shares at a price to the public of $10.00 per share.

“The past few months have been an exciting time for NeuroDerm, highlighted with the completion of our IPO and listing of our ordinary shares on NASDAQ Global Market in November. The $39.5 million raised in the IPO enables us to execute on our goals of developing our pipeline of products that should have a significant positive impact on the life of Parkinson’s patients,” said Oded Lieberman, PhD, CEO of NeuroDerm. “In October, we announced top-line results from a Phase II study for ND0612L and preliminary, partial data from a Phase IIa study for ND0612H, and we are very encouraged by the outcomes. The data from these trials of our two lead product candidates for Parkinson’s disease show that continuous, subcutaneous dosing of ND0612, the world’s first-ever liquid formulation of levodopa, the gold standard treatment for Parkinson’s disease, overcomes the poor pharmacokinetics associated with oral therapy that often has debilitating ramifications for patients.”

Dr. Lieberman continued: “By the end of 2014, we plan to present the top-line results of the Phase IIa study of ND0612H, our high-dose product candidate, in patients with advanced Parkinson’s. Based on the interim results, we believe that ND0612H could provide an effective, subcutaneous day and night treatment option for the majority of advanced Parkinson’s disease patients who are considering invasive surgical interventions. Subsequently, we expect to initiate a pharmacokinetic study with ND0612H in the first half of 2015 followed by a Phase II study for ND0612H and Phase III studies for ND0612L in the United States and Europe upon FDA approval, in the second half of 2015.”

Financial Results for the Quarter Ended September 30, 2014

Research and development expenses, net were $1.3 million in the three months ended September 30, 2014 compared to $0.2 million in the same period in 2013. The increase was primarily due to costs related to advancing our Phase II clinical study for ND0612L and preparing for our Phase IIa clinical study for ND0612H and ND0612L.

General and administrative expenses were $0.8 million in the three months ended September 30, 2014 compared to $0.1 million for the quarter ended September 30, 2013. The increase was primarily due to increased legal and accounting costs, associated with the IPO process.

The company reported a net loss of $3.9 million in the three months ended September 30, 2014 compared to $24.5 million for the same period in 2013. The loss in the three months ended September 30, 2013 was mainly due to non-cash financial expenses of $24.1 million primarily related to the fair value of the Company’s convertible loans, embedded derivatives and financial instruments.

As of September 30, 2014, the company had cash and cash equivalents totaling $4.5 million. This amount does not include the net proceeds from the Company's IPO, which priced on November 13, 2014. The aggregate net proceeds to NeuroDerm from the IPO, after deducting underwriting discounts, commissions and estimated offering expenses, were $39.5 million.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. In Parkinson’s disease, the company has four product candidates which offer a solution for almost every Parkinson’s disease patient from moderate to the very severe stage of the disease. The company has developed a line of levodopa-carbidopa (LD/CD) product candidates administered through a small belt pump that delivers a continuous, controlled dose of LD/CD. The LD/CD line of product candidates includes: ND0612L and ND0612H, delivered subcutaneously, for moderate and for advanced Parkinson’s disease patients, respectively, and ND0680 for a subset of severe Parkinson’s disease patients whose symptoms have advanced to a more acute stage, requiring even higher doses of LD/CD. In addition NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park, Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our prospectus filed with the Securities and Exchange Commission on November 13, 2014. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands)

	December 31,	September 30,
	2013	2014
Assets:

Current assets:
Cash and cash equivalents	$2,435	$4,508
Prepaid expenses and receivables	537	406
	2,972	4,914
Non-current assets:
Restricted bank deposits	-	53
Property, plant and equipment	78	137
	78	190
Total assets	$3,050	$5,104

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands)

	December 31,	September 30,
	2013	2014
Liabilities and Shareholders’ deficit:

Liabilities:

Current liabilities:
Accounts payable:
Trade	$19	$196
Other	1,707	3,823
	1,726	4,019
Non-current liabilities:
Convertible loans	3,249	11,951
Warrants	1,721	1,739
	$4,970	$13,690
Total Liabilities	$6,696	$17,709

Shareholders’ deficit:
Share capital:
Ordinary Shares, NIS 0.01 par value – authorized – 131,158,240 shares at December 31, 2013 and September 30, 2014, issued and outstanding – 392,320 shares at December 31, 2013 and September 30, 2014	*	*
A1 Ordinary Shares, NIS 0.01 par value – authorized – 361,760 shares at December 31, 2013 and September 30, 2014, issued and outstanding – 361,760 shares at December 31, 2013 and September 30, 2014	*	*
A2 Ordinary Shares, NIS 0.01 par value – authorized – 104,400 shares at December 31, 2013 and September 30, 2014, issued and outstanding – 104,400 shares at December 31, 2013 and September 30, 2014	*	*
A Preferred Shares, NIS 0.1 par value – authorized – 4,695 shares at December 31, 2013 and September 30, 2014, issued and outstanding – 3,130 shares at December 31, 2013 and September 30, 2014	*	*
A1 Preferred Shares, NIS 0.1 par value – authorized – 350,000 shares at December 31, 2013 and September 30, 2014, issued and outstanding –104,801 shares at December 31, 2013 and September 30, 2014	3	3
Additional paid-in capital	100,060	100,060
Share-based compensation capital reserve	775	821
Accumulated deficit	(102,765)	(112,330)
Foreign currency translation differences	(1,719)	(1,159)
Total shareholders' deficit	(3,646)	(12,605)
Total liabilities and shareholders' deficit	$3,050	$5,104

*	Represents amount less than $1 thousand.

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(U.S. dollars in thousands, except per share data)

	Nine months ended		Three months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2014	2013	2014
Operating expenses:
Research and development	$2,353	$5,485	$709	$1,812
Participation in research and development	(653)	(843)	(478)	(504)
Research and development, net	1,700	4,642	231	1,308
General and administrative	448	2,552	123	849
Operating loss:	2,148	7,194	354	2,157
Financial income	-	(291)	3	(359)
Financial expenses	40,473	2,662	24,133	2,128
Financial expenses, net	40,473	2,371	24,136	1,769
Net loss	42,621	9,565	24,490	3,926
Other comprehensive loss -
Items that will not be reclassified to profit or loss -
Foreign currency translation differences	1,840	(560)	(316)	(624)
Total comprehensive loss	$44,461	$9,005	$24,174	$3,302
Basic and diluted loss per ordinary share	$109	$24	$62	$10

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Nine months ended		Three months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2014	2013	2014
Cash flows from operating activities:
Net loss	$(42,621)	$(9,565)	$(24,490)	$(3,926)
Adjustments in respect of:
Depreciation	26	27	9	9
Capital loss	-	12	-	-
Interest and exchange differences of convertible loans	1,568	*	979	-
Changes in fair value of embedded derivatives and financial instruments at fair value through profit or loss	35,515	1,747	21,074	1,223
Changes in fair value of warrants	3,322	(115)	2,066	(154)
Share-based compensation to employees and service providers	158	46	26	12
Exchange differences in respect of cash and cash equivalents	58	(176)	9	(207)
	(1,974)	(8,024)	(327)	(3,043)
Changes in asset and liability items:
Decrease (increase) in prepaid expenses and receivables	(86)	106	30	(230)
Increase (decrease) in accounts payable:
Trade	(208)	188	(53)	44
Other	53	2,336	(5)	660
	(241)	2,630	(28)	474
Interest received from restricted bank deposits	*	*	*	*
Net cash used in operating activities	(2,215)	(5,394)	(355)	(2,569)
Cash flows from investing activities:
Purchase of property, plant and equipment	(2)	(120)	-	-
Sale of property, plant and equipment	-	3	-	(9)
Restricted bank deposits	681	(53)	-	4
Net cash provided by (used in) investing activities	679	(170)	-	(5)
Cash flows from financing activities -
Convertible loans and warrants issued	-	7,819	-	5,641
Net cash provided by financing activities	-	7,819	-	5,641
Increase (Decrease) in cash and cash equivalents	(1,536)	2,255	(355)	3,067
Balance of cash and cash equivalents at beginning of the period	1,847	2,435	677	1,632
Foreign currency translation differences in respect of cash and cash equivalents	72	(358)	12	(398)
Exchange differences in respect of cash and cash equivalents	(58)	176	(9)	207
Balance of cash and cash equivalents at end of period	$325	$4,508	$325	$4,508
Supplementary information on interest received from cash and cash equivalents	5	*	*	*

*	Represents amount less than $1 thousand.

# # #

NeuroDerm Contact:

Oded S. Lieberman, PhD MBA, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762

U.S. Media Contact:

Hollister Hovey

Lazar Partners Ltd.

hhovey@lazarpartners.com

+212-867-1762